FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the European Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the proposed acquisition of M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the proposed acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the proposed acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2009 or beyond.



4th

results for the
4th quarter and
year ended
September 2009

sappi

sappi

Sales by product group *



●	Coated fine paper	67%
●	Uncoated fine paper	7%
●	Coated specialities	7%
●	Commodity paper	7%
●	Pulp	11%
●	Other	1%

Sales by source *



●	North America	24%
●	Europe	54%
●	Southern Africa	22%

Sales by destination *



●	North America	24%
●	Europe	48%
●	Southern Africa	13%
●	Asia and other	15%

Net operating assets **



●	Fine paper	68%
●	Forest products	32%

for the period ended September 2009

** *as at September 2009*

Financial Summary for the quarter

- ■ Net cash generated US$225 million

- ■ Refinancing completed; improved liquidity and extended maturities

- ■ Saiccor Mill ramp up near full capacity at quarter-end

- ■ Stronger Rand impacted SA business unfavourably

- ■ Return to operating profit excluding special items

- ■ Basic loss per share 20 US cents (unfavourably impacted by 18 US cents special items)

- ■ Acquisition synergies exceeded target

| | Quarter ended | | | Year ended | |
	Sept 2009	June 2009	Sept 2008	Sept 2009	Sept 2008
Key figures: (US$ million)					
Sales	**1,553**	1,316	1,519	**5,369**	5,863
Operating (loss) profit	**(129)**	(7)	25	**(73)**	314
Special items – losses (gains) *	**167**	(6)	64	**106**	52
Operating profit (loss) excluding special items	**38**	(13)	89	**33**	366
EBITDA excluding special items **	**150**	93	180	**431**	740
Basic (loss) earnings per share (US cents) *	**(20)**	(12)	(9)	**(37)**	28
Net debt ****	**2,576**	2,770	2,405	**2,576**	2,405
Key ratios: (%)					
Operating (loss) profit to sales	**(8.3)**	(0.5)	1.6	**(1.4)**	5.4
Operating profit (loss) excluding special items to sales	**2.4**	(1.0)	5.9	**0.6**	6.2
Operating profit (loss) excluding special items to Capital Employed (ROCE) **	**3.3**	(1.1)	8.5	**0.8**	9.1
EBITDA excluding special items to sales	**9.7**	7.1	11.8	**8.0**	12.6
Return on average equity (ROE) ****	**(21.4)**	(12.7)	(7.8)	**(10.4)**	6.0
Net debt to total capitalisation ****	**58.9**	57.5	60.0	**58.9**	60.0

Refer to page 10 for details on special items.
*** Refer to page 22, Supplemental Information for the reconciliation of EBITDA excluding special items to (loss) profit for the period.*
**** Comparative figures have been revised in accordance with IAS 33 to reflect the impact of the rights offer.*
***** Refer to page 21, Supplemental Information for the definition of the term.*
The table above has not been audited or reviewed.

Commentary

Cash flow for the group was strong for the quarter with net cash generated of US$225 million.

As economic conditions remained weak in our major markets we have taken decisive action in all our businesses, resulting in a return to operating profit excluding special items in our North American and European businesses in the quarter and progress towards a return to operating profit excluding special items in Southern Africa. The group met its expectation of a return to operating profit excluding special items for the quarter.

Demand levels for coated paper improved compared to the second and third financial quarters but remained very depressed compared to a year earlier.

Pulp markets continued to strengthen during the quarter and by quarter-end NBSK prices had increased to approximately US$720 per ton from a low of US$577 in March 2009.

Sales for the group were only 2% above the equivalent quarter last year despite our significantly larger business following the European acquisition completed in December 2008 (the Acquisition). There was, however, an 18% improvement compared to the June quarter, primarily as a result of seasonality, the ramp up of chemical cellulose sales following the expansion of Saiccor mill and improved demand as inventory reduction in the supply chain slowed.

Prices for coated woodfree paper remained under pressure in Europe and North America but stabilised later in the quarter. Prices in most other regions, to which we export, improved during the quarter.

We continued to curtail production in all regions during the quarter to match supply to demand. In addition, we announced the permanent cessation of operations at Muskegon Mill which had been suspended since March 2009.

Lower prices for wood, chemicals and energy resulted in cost reductions of US$30 million and US$12 million compared to the equivalent quarter last year and the quarter-ended June 2009 respectively. In addition, our actions resulted in efficiency gains in the usage of raw materials of approximately US$45 million compared to the equivalent quarter last year.

We took further steps to manage fixed costs including commencing discussions with labour representatives at three South African mills about a possible reduction of up to 300 positions. Since quarter end we have announced the possible cessation of production at Kangas Mill in Finland and the intended closure of Usutu Pulp Mill in Swaziland. Last month our North American business took further action, impacting approximately 40 salaried positions, to reduce operating costs.

The integration of the Acquisition progressed well. Achievement of synergies to September 2009 was €73 million (annualised rate of €97 million), which exceeded our nine month target of €60 million, and we remain on track to achieve the previously announced €120 million of annual synergies within 3 years.

Special items for the quarter amounted to US$167 million. They include an unfavourable plantation fair value adjustment of US$111 million (arising from a reduction in wood prices and an increase in wood delivery costs), charges in respect of the closure of Muskegon Mill of US$23 million, and a US$74 million impairment of the mechanical coated paper business unit in Europe to take account of weak market conditions. These were partly offset by North American alternative fuel tax credits earned of US$50 million. Although the plantation fair value adjustment for the quarter was unfavourable, since adoption of fair value accounting for forests in 2004 as required by IFRS, the net effect of the plantation fair value price adjustment has been an increase in the value of our plantations by US$273 million.

Operating profit excluding special items was US$38 million compared to US$89 million in the equivalent quarter last year. This represents a significant turnaround from the previous quarter's operating loss excluding special items of US$13 million. The North American and European businesses, which had



improved volumes and lower costs, were key to the turnaround. The Southern African businesses recorded a loss as a result of weak domestic demand, a stronger Rand/US Dollar exchange rate which resulted in both lower export revenue and downward pressure on domestic prices as a result of increased competition from imports. In addition, operations were interrupted for two weeks, particularly at the Saiccor Mill, as a result of an industry-wide strike over wages.

After the mostly non-cash special items, the operating loss for the quarter was US$129 million compared to a profit of US$25 million in the equivalent quarter last year.

Net finance costs for the quarter were US$14 million. This is not reflective of ongoing finance costs as it includes a US$41 million income resulting from the discount at which certain debt was redeemed.

Taxation for the quarter was a credit of US$40 million, mainly deferred tax, representing an effective tax rate of 28%.

EPS for the quarter was a loss of 20 US cents (including a loss of 18 US cents of special items including financing items) compared to a loss of 9 US cents in the equivalent quarter last year (including a loss of 23 US cents of special items).

Year-ended September 2009 compared to year-ended September 2008

Sales for the year were 8% lower than the prior year mainly as a result of the sharp fall off in demand and lower prices for pulp, partly offset by our increased market position in Europe subsequent to the Acquisition earlier this year.

Operating profit excluding special items was US$33 million for the year compared to US$366 million last year.

Special items of US$106 million mainly comprised restructuring charges in respect of Muskegon Mill (US$31 million), impairment of the coated mechanical business unit in Europe (US$74 million) and plantation fair value adjustments (US$67 million), partly offset by alternative fuel tax credits (US$87 million).

EPS for the year was a loss of 37 US cents (including a loss of 13 US cents of unfavourable special items including financing items) compared with last year's earnings of 28 US cents (including a loss of 23 US cents of special items).

Refinancing update

During the quarter the proceeds of the US$800 million of senior notes due in 2014 were released from escrow and we completed the refinancing of the €400 million OeKB loan with a 5 year amortising maturity and we repaid in full all amounts outstanding under our previous revolving credit facility (RCF) and replaced it with a new RCF in an amount of €209 million, all of which remains undrawn. We repaid all of the €220 million VLNs at a discount of approximately €30 million (US$41 million) which reduced net finance costs correspondingly for the quarter.

Following the refinancing the group has good liquidity with cash exceeding the amount of short term debt and the undrawn RCF and has no major debt maturities before the US$500 million 2012 bonds.

Cash flow and debt

Net cash generated of US$225 million for the quarter reflected improved cash generated by operations including US$65 million of alternative fuel tax credits collected in North America, cash released from working capital reduction of US$127 million partly offset by finance costs of US$27 million and capital expenditure of US$35 million.

Net debt was US$2,576 million, a reduction of US$194 million over the quarter as a result of cash generated and the discount related to the repurchase of the VLNs partly offset by capitalisation of refinancing fees and unfavourable currency translation (strengthening of Euro and Rand to the US Dollar).

Over the financial year net debt increased US$171 million. Debt incurred for the Acquisition was US$317 million which was largely matched by cash generated by the business of US$289 million for the year. Capital expenditure for the year was US$175 million compared to US$505 million in the previous year which included part of the Saiccor mill expansion.

Operating Review for the Quarter

Sappi Fine Paper

	Quarter ended Sept 2009 US$ million	Quarter ended Sept 2008 US$ million	% change (US$)	Quarter ended June 2009 US$ million
Sales	1,300	1,222	6.4	1,098
Operating (loss) profit	(1)	(80)	–	19
Operating (loss) profit to sales (%)	(0.1)	(6.5)	–	1.7
Special items – losses (gains)	50	124	–	(32)
Operating profit (loss) excluding special items	49	44	11.4	(13)
Operating profit (loss) excluding special items to sales (%)	3.8	3.6	–	(1.2)
EBITDA excluding special items	140	118	18.6	74
EBITDA excluding special items to sales (%)	10.8	9.7	–	6.7
RONOA pa (%)	5.4	5.6	–	(1.4)

The Fine Paper business achieved an operating profit excluding special items of US$49 million for the quarter, an 11% improvement on the equivalent quarter last year with both the North American and European businesses improving their performance compared to a year earlier. Although the Southern African fine paper business improved its result compared to the prior quarter, it reported a loss excluding special items.



Europe

	Quarter ended Sept 2009 US$ million	Quarter ended Sept 2008 US$ million	% change (US$)	% change (Euro)	Quarter ended June 2009 US$ million
Sales	868	680	27.6	35.7	729
Operating loss	(59)	(111)	–	–	0
Operating loss to sales (%)	(6.8)	(16.3)	–	–	0
Special items – losses	75	123	–	–	4
Operating profit excluding special items	16	12	33.3	39.6	4
Operating profit excluding special items to sales (%)	1.8	1.8	–	–	0.5
EBITDA excluding special items	80	57	40.4	49.6	62
EBITDA excluding special items to sales (%)	9.2	8.4	–	–	8.5
RONOA pa (%)	2.7	2.5	–	–	0.7

European industry shipments of coated woodfree paper and coated mechanical paper were 19% and 16% below the equivalent quarter last year respectively. This is a significant improvement on the first calendar half year, when shipments of both were 26% below the first half of last year, largely as a result of stabilisation of end-use demand and a halt to, or at least a slow down, in the rate of inventory reduction in the customer supply chain. Our sales volume reflected the lower demand but were enhanced by sales previously supplied by the M-real mills which ceased coated paper production at the end of April.

Prices remained under pressure as a result of the poor supply/demand balance but stabilised in the latter part of the quarter. We continued to curtail production substantially to match our supply to demand, and subsequent to quarter end we have announced that we have entered discussions with labour representatives about the possible closure of the 210,000 ton per annum Kangas Mill in Finland, which produces coated mechanical paper. If the Kangas Mill is closed, we estimate potential cash improvements of US$26 million per annum and a once-off restructuring charge of approximately US$23 million. We will continue to meet our customers' requirements from our other coated mechanical paper mills.

The achievement of the Acquisition synergies have progressed well; however, weak market conditions resulted in a major deterioration in the underlying businesses of both the acquired and previously owned mills. The major categories of synergy achievement have been procurement synergies (measured after taking into account market price reductions), asset optimisation (which reflects the benefits of the acquired order books), and SG&A reduction. The business has paid particular attention to strengthening our relationships with customers.

North America

	Quarter ended Sept 2009 US$ million	Quarter ended Sept 2008 US$ million	% change	Quarter ended June 2009 US$ million
Sales	340	433	(21.5)	291
Operating profit	60	30	100	24
Operating profit to sales (%)	17.6	6.9	–	8.2
Special items – (gains) losses	(26)	1	–	(37)
Operating profit (loss) excluding special items	34	31	9.7	(13)
Operating profit (loss) excluding special items to sales (%)	10.0	7.2	–	(4.5)
EBITDA excluding special items	58	57	1.8	13
EBITDA excluding special items to sales (%)	17.1	13.2	–	4.5
RONOA pa (%)	13.5	11.5	–	(4.9)

Market demand for coated paper remained weak but trended up during the six months to September on a seasonally adjusted basis. Coated woodfree paper shipments in the United States in the quarter were down 16% compared to a year earlier. This is a significant improvement on the 29% decline in the calendar first half compared to a year earlier and reflects an improving US economy and a slowing of inventory reduction in the customer supply chain. There is no evidence of restocking yet. Our volumes were 9% lower than the equivalent quarter last year but 18% up on the June quarter, partly as a result of seasonality and increased exports but also as a result of adapting our product line to match changing market needs.

Prices declined slightly during the quarter compared to the prior quarter and average prices realised for coated woodfree paper were 11% below the equivalent quarter last year.

The specialities business had a strong quarter as a result of improved market conditions, particularly in China.

Pulp sales volumes and prices improved during the quarter, supporting the business' improved operating result for the quarter.

In August we permanently ceased operations at Muskegon Mill which had been temporarily suspended in March 2009. Its products and brands have been successfully transferred to our other mills with a high degree of customer acceptance.

The business succeeded in reducing variable costs through focus on product design, procurement, elimination of waste and efficient operations. We have also continued to reduce our fixed costs in both absolute terms and per unit terms.



Southern Africa

	Quarter ended Sept 2009 US$ million	Quarter ended Sept 2008 US$ million	% change (US$)	% change (Rand)	Quarter ended June 2009 US$ million
Sales	**92**	109	(15.6)	(16.7)	78
Operating (loss) profit	**(2)**	1	–	–	(5)
Operating (loss) profit to sales (%)	**(2.2)**	0.9	–	–	(6.4)
Special items – losses	**1**	–	–	–	1
Operating (loss) profit excluding special items	**(1)**	1	–	–	(4)
Operating (loss) profit excluding special items to sales (%)	**(1.1)**	0.9	–	–	(5.1)
EBITDA excluding special items	**2**	4	(50.0)	(51.6)	(1)
EBITDA excluding special items to sales (%)	**2.2**	3.7	–	–	(1.3)
RONOA pa (%)	**(2.0)**	3.4	–	–	(8.3)

Demand for our South African fine paper business was weak, resulting in significant production curtailment and results were further impacted by strong competition from imports as a result of the stronger Rand to US Dollar exchange rate during the quarter.

Forest Products

	Quarter ended Sept 2009 US$ million	Quarter ended Sept 2008 US$ million	% change (US$)	% change (Rand)	Quarter ended June 2009 US$ million
Sales	**253**	297	(14.8)	(15.9)	218
Operating (loss) profit	**(123)**	106	–	–	(26)
Operating (loss) profit to sales (%)	**(48.6)**	35.7	–	–	(11.9)
Special items – losses (gains)	**114**	(60)	–	–	19
Operating (loss) profit excluding special items	**(9)**	46	–	–	(7)
Operating (loss) profit excluding special items to sales (%)	**(3.6)**	15.5	–	–	(3.2)
EBITDA excluding special items	**13**	63	(79.4)	(79.7)	12
EBITDA excluding special items to sales (%)	**5.1**	21.2	–	–	5.5
RONOA pa (%)	**(2.1)**	10.7	–	–	(1.7)

Demand in the Southern African market was weak for most of our products as a result of weak economic conditions and increased competition from imports following the strengthening of the Rand to the US Dollar exchange rate. There was consequently some temporary rebating of prices during the quarter. Demand for chemical cellulose in the global markets remained strong and the benchmark NBSK pulp price improved from its low of US$577 per ton in March to US$720 per ton by the end of September.

The Saiccor Mill produced at near full capacity in the month of September, 5 months after recommencing the ramp up, which had been deferred following the sharp drop in demand in the first financial quarter.

We curtailed production at our South African paper mills to match output to demand during the quarter. Production at all our operations was also interrupted by an industry-wide wage strike in July which led to a loss of approximately 37,000 tons of mainly chemical cellulose in the quarter as the other operations coordinated the timing of commercial shuts with the strikes.

Prices of our major raw materials were lower in the quarter than a year earlier; however, the interruptions resulting from production curtailment, the strike and the Saiccor ramp up led to inefficiencies in raw material usage resulting in an overall increase in variable costs per ton compared to a year earlier.

The business managed its fixed costs tightly resulting in a below inflation increase in absolute terms. However, fixed costs per unit increased sharply as a result of production for the year being significantly below last year, or in the case of the expanded Saiccor Mill, below capacity. During the quarter, we entered into discussions with labour representatives about a possible reduction of up to 300 positions at the Ngodwana, Tugela and Enstra mills.

As a result of adverse market conditions and the cumulative severe impact of fire damage over the past few years, which destroyed 40% of Usutu's plantations, the Usutu pulp mill is no longer viable. Sappi has therefore begun consulting stakeholders regarding the intention to close the pulp mill on 31 January 2010. If closed, we expect annual cash improvements of US$10 million and a once off restructuring charge of US$18 million.

Dividend

In light of our performance, our priority is to reduce indebtedness and preserve liquidity. The board has therefore decided not to declare a dividend for the current financial year-ended September 2009.

Outlook

Although global economic conditions remain unpredictable and growth expectations vary considerably among commentators, we expect demand to continue to grow for our major products in most markets compared to our financial year 2009.

For coated woodfree paper, we expect demand in North America and Europe to continue the gradual improvement seen in recent months. We also expect some improvement in demand for coated mechanical paper from the current low base. The supply/demand balance in Europe is, however, expected to remain weak unless there are further closures of operations. We continue to review our operations to ensure that we optimise our capacity footprint and provide a high quality service to our customers.

New coated woodfree paper capacity is expected to start up over the next year in China, which is likely to unfavourably impact the global supply/demand balance; however, much of this should be absorbed by the rapid growth of Asian markets.

We acted decisively to take advantage of improved demand conditions and to improve the competitiveness of our businesses. We have devoted resources at all levels of the business to improving our understanding of customer needs and developing products and services to meet them. In particular, we have expanded our chemical cellulose business, we have increased our market position in Europe and enhanced the breadth of our product



and service offerings, and in North America we have adapted our product line to match changing market needs and economics.

In addition to temporary production curtailment over the past year, we have closed or announced the possible closure of two mills and one paper machine in Europe, one paper mill in North America, a pulp mill in Southern Africa, and further measures to reduce fixed costs in each region. We expect all of these measures to continue to improve operating performance over the next year.

Following our refinancing we have an improved liquidity position with cash of US$770 million available at the end of September and we have no major debt maturities before 2012. We are of the opinion that it is prudent to maintain an increased cash balance as a cushion in times of economic uncertainty. Our finance costs have increased significantly and at current interest rates we expect our net finance costs for 2010 to increase to US$250 million. In order to continue reducing our net debt we will focus on cash generation and will manage our capital expenditures tightly but at a level which ensures we maintain our assets in good condition.

The first financial quarter is typically a seasonally weak quarter as a result of the holiday period in December. Nevertheless we expect demand to remain firm until then and price levels for coated paper to stabilise, and for pulp prices to improve. We have taken major annual maintenance shuts at two of our North American mills during the current quarter which will impact output and maintenance expenses. We expect alternative fuel tax credits to remain available through December 2009 although the credits could expire earlier.

Despite our first quarter historically being a seasonally weaker quarter, given current market conditions we expect to remain profitable at operating level excluding special items. We expect the full year's performance to be better than financial 2009 based on a gradual recovery in world economic conditions and the decisive actions we have taken to improve our business.

On behalf of the board

R J Boëttger   M R Thompson
Director   Director   09 November 2009

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Other information *(this information has not been reviewed)*

Special items

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

Special items, excluding interest and tax effects, for the relevant periods are:

	Quarter ended Sept 2009 US$ million	Quarter ended Sept 2008 US$ million	Year ended Sept 2009 US$ million	Year ended Sept 2008 US$ million
Plantation price fair value adjustment	111	(108)	67	(120)
Restructuring provisions raised	24	44	34	41
Profit on disposal of property, plant and equipment	–	–	(1)	(5)
Asset impairments	73	116	79	119
Fuel tax credit	(50)	–	(87)	–
Integration costs	–	–	3	–
Fire, flood, storm and related events	9	12	11	17
	167	64	106	52

Key regional figures

		Quarter ended Sept 2009 Metric tons (000's)	Quarter ended Sept 2008 Metric tons (000's)	Year ended Sept 2009 Metric tons (000's)	Year ended Sept 2008 Metric tons (000's)
Sales volume					
Fine Paper –	North America	355	389	1,274	1,553
	Europe	895	628	2,956	2,546
	Southern Africa	83	93	305	339
	Total	1,333	1,110	4,535	4,438
Forest Products –	Pulp and paper operations	387	380	1,355	1,419
	Forestry operations	168	268	817	994
Total		1,888	1,758	6,707	6,851

		US$ million	US$ million	US$ million	US$ million
Sales					
Fine Paper –	North America	340	433	1,295	1,664
	Europe	868	680	2,895	2,720
	Southern Africa	92	109	318	380
	Total	1,300	1,222	4,508	4,764
Forest Products –	Pulp and paper operations	239	276	806	1,023
	Forestry operations	14	21	55	76
Total		1,553	1,519	5,369	5,863



Other information *(this information has not been reviewed)*

	Quarter ended Sept 2009 US$ million	Quarter ended Sept 2008 US$ million	Year ended Sept 2009 US$ million	Year ended Sept 2008 US$ million
Operating (loss) profit				
Fine Paper – North America	**60**	30	**53**	92
Europe	**(59)**	(111)	**(67)**	(64)
Southern Africa	**(2)**	1	**(3)**	6
Total	**(1)**	(80)	**(17)**	34
Forest Products	**(123)**	106	**(52)**	273
Corporate and other	**(5)**	(1)	**(4)**	7
Total	**(129)**	25	**(73)**	314
Special items – losses (gains)				
Fine Paper – North America	**(26)**	1	**(55)**	3
Europe	**75**	123	**79**	119
Southern Africa	**1**	–	**2**	–
Total	**50**	124	**26**	122
Forest Products	**114**	(60)	**70**	(70)
Corporate and other	**3**	–	**10**	–
Total	**167**	64	**106**	52
Operating profit (loss) excluding special items				
Fine Paper – North America	**34**	31	**(2)**	95
Europe	**16**	12	**12**	55
Southern Africa	**(1)**	1	**(1)**	6
Total	**49**	44	**9**	156
Forest Products	**(9)**	46	**18**	203
Corporate and other	**(2)**	(1)	**6**	7
Total	**38**	89	**33**	366
EBITDA excluding special items				
Fine Paper – North America	**58**	57	**98**	201
Europe	**80**	57	**226**	235
Southern Africa	**2**	4	**12**	21
Total	**140**	118	**336**	457
Forest Products	**13**	63	**89**	275
Corporate and other	**(3)**	(1)	**6**	8
Total	**150**	180	**431**	740

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the European Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the acquisition of M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi.



Group income statement

	Notes	Reviewed Quarter ended Sept 2009 US$ million	Reviewed Quarter ended Sept 2008 US$ million	Reviewed Year ended Sept 2009 US$ million	Reviewed Year ended Sept 2008 US$ million
Sales		**1,553**	1,519	**5,369**	5,863
Cost of sales		**1,519**	1,234	**5,029**	5,016
Gross profit		**34**	285	**340**	847
Selling, general and administrative expenses		**112**	91	**385**	385
Other operating expenses		**56**	171	**39**	165
Share of profit from associates and joint ventures		**(5)**	(2)	**(11)**	(17)
Operating (loss) profit	2	**(129)**	25	**(73)**	314
Net finance costs		**14**	26	**145**	126
Net interest		**21**	37	**137**	143
Finance cost capitalised		**–**	–	**–**	(16)
Net foreign exchange gains		**(5)**	(5)	**(17)**	(8)
Net fair value (gain) loss on financial instruments		**(2)**	(6)	**25**	7
(Loss) profit before taxation		**(143)**	(1)	**(218)**	188
Taxation		**(40)**	31	**(41)**	86
Current		**(3)**	(5)	**4**	6
Deferred		**(37)**	36	**(45)**	80
(Loss) profit for the period		**(103)**	(32)	**(177)**	102
Basic (loss) earnings per share (US cents)	1	**(20)**	(9)	**(37)**	28
Weighted average number of shares in issue (millions)	1	**515.8**	362.2	**482.6**	362.2
Diluted basic (loss) earnings per share (US cents)	1	**(20)**	(9)	**(37)**	28
Weighted average number of shares on fully diluted basis (millions)	1	**515.8**	365.2	**482.6**	365.8

Group statement of comprehensive income

	Notes	Reviewed Quarter ended Sept 2009 US$ million	Reviewed Quarter ended Sept 2008 US$ million	Reviewed Year ended Sept 2009 US$ million	Reviewed Year ended Sept 2008 US$ million
(Loss) profit for the period		**(103)**	(32)	**(177)**	102
Other comprehensive income, net of tax		**(154)**	(35)	**(197)**	(256)
Exchange differences on translation of foreign operations		**57**	(40)	**14**	(262)
Actuarial (losses) gains on pension funds		**(229)**	8	**(229)**	7
Movements on cash flow hedge		**(14)**	–	**(14)**	–
Deferred tax effects on above		**32**	(3)	**32**	(1)
Total comprehensive income for the period		**(257)**	(67)	**(374)**	(154)



Group balance sheet

	Reviewed Sept 2009 US$ million	Reviewed Sept 2008 US$ million
ASSETS		
Non-current assets	**4,867**	4,408
Property, plant and equipment	**3,934**	3,361
Plantations	**611**	631
Deferred taxation	**56**	41
Other non-current assets	**266**	375
Current assets	**2,430**	1,701
Inventories	**792**	725
Trade and other receivables	**868**	702
Cash and cash equivalents	**770**	274
Total assets	**7,297**	6,109
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	**1,794**	1,605
Non-current liabilities	**3,662**	2,578
Interest-bearing borrowings	**2,726**	1,832
Deferred taxation	**355**	399
Other non-current liabilities	**581**	347
Current liabilities	**1,841**	1,926
Interest-bearing borrowings	**601**	821
Bank overdraft	**19**	26
Other current liabilities	**1,165**	1,025
Taxation payable	**56**	54
Total equity and liabilities	**7,297**	6,109
Number of shares in issue at balance sheet date (millions)	**515.7**	229.2

Group cash flow statement

	Reviewed Quarter ended Sept 2009 US$ million	Reviewed Quarter ended Sept 2008 US$ million	Reviewed Year ended Sept 2009 US$ million	Reviewed Year ended Sept 2008 US$ million
(Loss) profit for the period	(103)	(32)	(177)	102
Adjustment for:				
Depreciation, fellings and amortisation	131	110	467	454
Taxation	(40)	31	(41)	86
Net finance costs	14	26	145	126
Post employment benefits	(30)	(23)	(62)	(88)
Other non-cash items	189	24	100	(57)
Cash generated from operations	161	136	432	623
Movement in working capital	127	135	152	1
Net finance costs	(27)	24	(81)	(126)
Taxation paid	–	(14)	(5)	(70)
Dividends paid *	–	–	(37)	(73)
Cash retained from operating activities	261	281	461	355
Cash utilised in investing activities	(36)	(143)	(762)	(494)
Capital expenditure and other non-current assets	(34)	(143)	(172)	(494)
Acquisition	(2)	–	(590)	–
	225	138	(301)	(139)
Cash effects of financing activities	(272)	(112)	707	49
Net movement in cash and cash equivalents	(47)	26	406	(90)

*Dividend no 85: 16 US cents per share paid on 28 November 2008.

Statement of changes in equity

	Reviewed Year ended Sept 2009 US$ million	Reviewed Year ended Sept 2008 US$ million
Balance – beginning of period	1,605	1,816
Total comprehensive income for the period	(374)	(154)
Dividends paid	(37)	(73)
Rights offer	575	–
Costs directly attributable to the rights offer	(31)	–
Issue of new shares to M-real	45	–
Transfers to participants of the share purchase trust	2	6
Share-based payment reserve	9	10
Balance – end of period	1,794	1,605



Notes to the group results

1. **Basis of preparation**

   The condensed financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Apart from the early adoption of IAS 1 Presentation of Financial Statements, the accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2008 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

   The adoption of IAS 1 Presentation of Financial Statements did not have an impact on the group's reported results or financial position.

   The preliminary results for the year and quarter ended September 2009 as set out on pages 13 to 20 have been reviewed in terms of the International Standard on Review Engagements 2410 by the group's auditors, Deloitte & Touche. Their unmodified review report is available for inspection at the company's registered offices.

   In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday, 21 November 2008, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on 15 December 2008. The rights offer raised ZAR5,8 billion which was used to partly finance the acquisition of the coated graphic paper business of M-real and the related costs. In accordance with IAS 33, prior period basic, headline and diluted earnings per share have been restated to take into account the bonus element of the rights offer. The prior period weighted average number of shares has been adjusted by a factor of 1.58 (the adjustment factor). Please refer to page 21, Supplemental Information for a summary of this calculation.

2. **Operating (loss) profit**

	Reviewed Quarter ended Sept 2009 US$ million	Reviewed Quarter ended Sept 2008 US$ million	Reviewed Year ended Sept 2009 US$ million	Reviewed Year ended Sept 2008 US$ million
Included in operating (loss) profit are the following non-cash items:				
Depreciation and amortisation	112	91	398	374
Fair value adjustment on plantations (included in cost of sales) Changes in volume				
Fellings	19	19	69	80
Growth	(21)	(15)	(73)	(70)
	(2)	4	(4)	10
Plantation price fair value adjustment	111	(108)	67	(120)
	109	(104)	63	(110)
Included in other operating expenses are the following:				
Asset impairments	73	116	79	119
Profit on disposal of property, plant and equipment	–	–	(1)	(5)
Restructuring provisions raised	24	44	34	41
Integration costs	–	–	3	–
Fuel tax credit	(50)	–	(87)	–

Notes to the group results

3. **Headline (loss) earnings per share ***

	Reviewed Quarter ended Sept 2009 US$ million	Reviewed Quarter ended Sept 2008 US$ million	Reviewed Year ended Sept 2009 US$ million	Reviewed Year ended Sept 2008 US$ million
Headline (loss) earnings per share (US cents) **	**(6)**	23	**(21)**	60
Weighted average number of shares in issue (millions) **	**515.8**	362.2	**482.6**	362.2
Diluted headline (loss) earnings per share (US cents) **	**(6)**	23	**(21)**	59
Weighted average number of shares on fully diluted basis (millions) **	**515.8**	365.2	**482.6**	365.8
Calculation of headline (loss) earnings *				
(Loss) profit for the period	**(103)**	(32)	**(177)**	102
Asset impairments	**73**	116	**79**	119
Profit on disposal of property, plant and equipment	**–**	–	**(1)**	(5)
Tax effect of above items	**–**	(1)	**–**	–
Headline (loss) earnings	**(30)**	83	**(99)**	216

Headline earnings disclosure is required by the JSE Limited.

*** Prior period headline earnings per share has been restated for the bonus element of the rights offer in accordance with IAS 33. Please refer to page 21, Supplemental Information for a summary of this calculation.*

4. **Capital expenditure**

Property, plant and equipment	**37**	133	**184**	510

	Sept 2009 US$ million	Sept 2008 US$ million
5. **Capital commitments**		
Contracted	**62**	76
Approved but not contracted	**126**	130
	188	206
6. **Contingent liabilities**		
Guarantees and suretyships	**44**	38
Other contingent liabilities	**8**	7
	52	45

7. **Material balance sheet movements year on year**

    Acquisition of M-real's coated graphic paper business

    See note 9 for details of how the acquisition is recorded in the balance sheet.

    Interest-bearing borrowings and cash and cash equivalents

    Included in long term borrowings movement within the year is the assumed interest bearing debt used to partly finance the acquisition of M-real's coated graphic paper business and the US$41 million discount related to the vendor loan note repayment. During the year ended September 2009, the group raised net proceeds of approximately US$908 million via international and South African bond issues in predominantly Euro, USD and ZAR dominated high yield bonds, the proceeds of which, were used together with existing cash resources of US$266 million to repay existing drawings of US$582 million on committed facilities and other short-term debt of US$185 million and the vendor loan note at a discount of US$41 million. In addition, Sappi successfully refinanced the outstanding OeKB loan of US$570 million in full. Strong cash generation from operations has contributed to an increased cash balance at year end.



Other non-current assets and liabilities

The decrease in other non-current assets and the increase in other non-current liabilities relate mainly to actuarial losses recognised on the group's defined benefit schemes.

8. **Post balance sheet events**

Since year-end the group has announced the possible cessation of production at Kangas mill in Finland and the intention to cease production at the Usutu pulp mill in Swaziland.

9. **Acquisition**

On 31 December 2008, Sappi acquired M-real's coated graphic paper business for EUR750 million (US$1.1 billion). The transaction included M-real's coated graphic paper business, including brands and company knowledge, as well as four coated graphic mills.

The acquisition was financed through a combination of equity, assumed debt, the cash proceeds from a rights offering and a vendor loan note.

The acquired business contributed revenues of US$817 million, a net operating profit of US$33 million and a net profit of US$38 million to the group for the period from acquisition to 27 September 2009.

Details of net assets acquired and goodwill are as follows:

	EURO	US$
Purchase consideration:		
Cash consideration	401	565
Shares issued *	32	45
Vendor loan note	220	307
Adjustments to working capital	(4)	(6)
Gain on forward exchange contract covering purchase consideration	(24)	(32)
Direct costs relating to the acquisition	23	32
Total purchase consideration	648	911
Provisional fair value of net identifiable assets acquired (see below)	648	911
Provisional goodwill **	–	–

The assets and liabilities arising from the acquisition are as follows:

	EURO Acquiree's carrying amount	EURO Provisional fair value	US$ Acquiree's carrying amount	US$ Provisional fair value
Property, plant and equipment	634	531	892	747
Information technology related intangibles	2	2	3	3
Brand names	–	18	–	25
Inventories	118	115	166	162
Trade receivables	200	192	281	270
Prepayments and other debit balances	15	18	21	25
Cash and cash equivalents	5	5	7	7
Trade payables	(85)	(85)	(120)	(120)
Pension liabilities	(37)	(37)	(52)	(52)
Borrowings	(46)	(42)	(65)	(59)
Provisions	(4)	(4)	(6)	(6)
Other payables and accruals	(60)	(65)	(84)	(91)
Net deferred tax (liabilities) assets	(11)	–	(15)	–
Net identifiable assets acquired	731	648	1,028	911

Notes to the group results

Outflow of cash to acquire business, net of cash acquired:

	EURO	US$
Cash consideration	401	565
Direct costs relating to acquisition	23	32
Cash and cash equivalents in subsidiary acquired	(5)	(7)
Net cash outflow on acquisition	419	590

The provisional values of the net identifiable assets acquired as at September 2009 remains unchanged from the provisional value as at June 2009.

11,159,702 Sappi shares were issued to M-real as partial payment of the acquisition price. The fair value of US$45 million (EUR32 million) was determined using Sappi's published market price at the date of exchange.

**The initial accounting for the business combination has been determined provisionally as at the end of the fourth quarter ended September 2009 because the group is still in the process of finalising the fair values of the identifiable assets and liabilites of the acquired business of M-real.*

10. Regional information

		Reviewed Quarter ended Sept 2009 US$ million	Reviewed Quarter ended Sept 2008 US$ million	Reviewed Year ended Sept 2009 US$ million	Reviewed Year ended Sept 2008 US$ million
Sales					
Fine Paper –	North America	340	433	1,295	1,664
	Europe	868	680	2,895	2,720
	Southern Africa	92	109	318	380
	Total	1,300	1,222	4,508	4,764
Forest Products –	Pulp and paper operations	239	276	806	1,023
	Forestry operations	14	21	55	76
Total		1,553	1,519	5,369	5,863
Operating (loss) profit					
Fine Paper –	North America	60	30	53	92
	Europe	(59)	(111)	(67)	(64)
	Southern Africa	(2)	1	(3)	6
	Total	(1)	(80)	(17)	34
Forest Products		(123)	106	(52)	273
Corporate and other		(5)	(1)	(4)	7
Total		(129)	25	(73)	314
Net operating assets					
Fine Paper –	North America	981	1,087	981	1,087
	Europe	2,340	1,758	2,340	1,758
	Southern Africa	205	110	205	110
	Total	3,526	2,955	3,526	2,955
Forest Products		1,686	1,721	1,686	1,721
Corporate and other		38	39	38	39
Total		5,250	4,715	5,250	4,715



Supplemental Information *(this information has not been reviewed)*

general definitions

Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, mainly produced from spruce trees in Scandinavia, Canada and north eastern USA. The NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes

SG&A – selling, general and administrative expenses

Non-GAAP measures

The group believes that it is useful to report certain non-GAAP measures for the following reasons:

– these measures are used by the group for internal performance analysis;

– the presentation by the group's reported business segments of these measures facilitates comparability with other companies in our industry, although the group's measures may not be comparable with similarly titled profit measurements reported by other companies; and

– it is useful in connection with discussion with the investment analyst community and debt rating agencies.

These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS

Acquisition – the acquisition of M-real's coated graphic paper business on 31 December 2008

Adjustment factor – This is calculated using the pre-announcement share price divided by the theoretical ex-rights price (TERP). TERP is the [(Number of new shares multiplied by the Subscription price) plus the (Number of shares held multiplied by the Ex-dividend share price)] all divided by the (Number of new shares plus the number of shares held prior to the rights offer).

Capital employed – shareholders' equity plus net debt

EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items

Headline earnings – as defined in circular 3/2009 issued by the South African Institute of Chartered Accountants, separates from earnings all separately identifiable remeasurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share

Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)

Net debt to total capitalisation – net debt divided by capital employed

Net operating assets – total assets (excluding deferred taxation and cash and cash equivalents) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

Net assets – total assets less total liabilities

Net asset value per share – net assets divided by the number of shares in issue at balance sheet date

ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed

ROE – return on average equity. Profit for the period divided by average shareholders' equity

RONOA – return on average net operating assets. Operating profit excluding special items divided by average net operating assets

Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

Supplemental Information *(this information has not been reviewed)*

EBITDA excluding special items

	Quarter ended Sept 2009 US$ million	Quarter ended Sept 2008 US$ million	**Year ended Sept 2009 US$ million**	Year ended Sept 2008 US$ million
Reconciliation of (loss) profit for the period to EBITDA excluding special items [1]				
(Loss) profit for the period	**(103)**	(32)	**(177)**	102
Net finance costs	**14**	26	**145**	126
Taxation	**(40**)	31	**(41)**	86
Special items – losses	**167**	64	**106**	52
Operating profit excluding special items	**38**	89	**33**	366
Depreciation and amortisation	**112**	91	**398**	374
EBITDA excluding special items [1]	**150**	180	**431**	740

	Sept 2009 US$ million	Sept 2008 US$ million
Net debt (US$ million) [2]	**2,576**	2,405
Net debt to total capitalisation (%) [2]	**58.9**	60.0
Net asset value per share (US$) [2]	**3.48**	7.00

[1] *In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA excluding special items to net profit rather than operating profit. As a result our definition retains minority interest as part of EBITDA excluding special items.*

Operating profit excluding special items represents earnings before interest (net finance costs), taxation and special items. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the group income statement for an explanation of the computation of net finance costs. Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

EBITDA excluding special items represents operating profit before depreciation, amortisation and special items.

We use both operating profit excluding special items and EBITDA excluding special items as internal measures of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit excluding special items and EBITDA excluding special items are measures used by the group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe they are useful and commonly used measures of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because they facilitate operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe both operating profit excluding special items and EBITDA excluding special items can provide a useful additional basis for comparing the current performance of the operations being evaluated. For these reasons, we believe operating profit excluding special items and EBITDA excluding special items and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate operating profit excluding special items and EBITDA excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit excluding special items and EBITDA excluding special items are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as indicators of the company's operations in accordance with IFRS.

[2] *Refer to page 21, Supplemental Information for the definition of the term.*



Supplemental Information *(this information has not been reviewed)*

summary rand convenience translation

	Quarter ended Sept 2009	Quarter ended Sept 2008	Year ended Sept 2009	Year ended Sept 2008
Key figures: (ZAR million)				
Sales	**11,985**	11,871	**48,393**	43,559
Operating (loss) profit	**(996)**	195	**(658)**	2,333
Special items – losses *	**1,289**	500	**955**	386
Operating profit excluding special items	**293**	695	**297**	2,719
EBITDA excluding special items *	**1,158**	1,407	**3,885**	5,498
Basic (loss) earnings per share (SA cents)	**(154)**	(70)	**(333)**	208
Net debt *	**19,091**	19,421	**19,091**	19,421
Key ratios: (%)				
Operating (loss) profit to sales	**(8.3)**	1.6	**(1.4)**	5.4
Operating profit excluding special items to sales	**2.4**	5.9	**0.6**	6.2
Operating profit excluding special items to Capital Employed (ROCE) *	**3.3**	8.3	**0.9**	9.0
EBITDA excluding special items to sales	**9.7**	11.8	**8.0**	12.6
Return on average equity (ROE)	**(21.6)**	(7.6)	**(12.1)**	6.0
Net debt to total capitalisation *	**58.9**	60.0	**58.9**	60.0

* Refer to page 21, Supplemental Information for the definition of the term.
The above financial results have been translated into ZAR from US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

exchange rates

	Sept 2009	June 2009	Mar 2009	Dec 2008	Sept 2008
Exchange rates:					
Period end rate: US$1 = ZAR	**7.4112**	7.8990	9.5849	9.7148	8.0751
Average rate for the Quarter: US$1 = ZAR	**7.7174**	8.6197	9.8979	9.8584	7.8150
Average rate for the YTD: US$1 = ZAR	**9.0135**	9.4205	9.9015	9.8584	7.4294
Period end rate: EUR 1 = US$	**1.4688**	1.4054	1.3301	1.4064	1.4615
Average rate for the Quarter: EUR 1 = US$	**1.4317**	1.3651	1.3300	1.3471	1.5228
Average rate for the YTD: EUR 1 = US$	**1.3657**	1.3432	1.3288	1.3471	1.5064

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

Sappi ordinary shares* (JSE: SAP)



US Dollar share price conversion*



* Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:

South Africa:
Computershare Investor
Services (Proprietary) Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

United States:
ADR Depositary:
The Bank of New York Mellon
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

Channel Islands:
Capita Registrars
(Jersey) Limited
12 Castle Street
St Helier
Jersey
JE2 3RT
Tel +44 (0)208 639 3399

this report is available on the Sappi website
www.sappi.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2009

SAPPI LIMITED,

By: /s/M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer